October 4, 2012

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:    KCAP Financial, Inc. – Registration Statement on Form N-2 (File No. 333-183032)

Dear Ms. Cole and Ms. Stout:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, KCAP Financial, Inc. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on October 4, 2012, at 3:30 p.m., or as soon thereafter as practicable.

KCAP Financial, Inc.

By: /s/ Edward U. Gilpin

Edward U. Gilpin

Chief Financial Officer